Cimetrix Announces Second Quarter 2012 Financial Results
Software Revenue Increased 9% Sequentially

SALT LAKE CITY, UT — August 8, 2012 — Cimetrix, Incorporated (OTCQB: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, LED, and other electronics industries, today reported financial results for its second quarter and six months ended June 30, 2012 as follows:

Second Quarter 2012 Financial Results Highlights
•	Compared to the first quarter of 2012, software revenues increased 9% to $1,322,000 from $1,210,000
•	Total revenue decreased 38% year-over-year to $1,417,000 from $2,269,000
•	R&D investments increased to $232,000 from $218,000 in the first quarter of 2012
•	Net income increased to $29,000 from $15,000 in the first quarter of 2012

Six Month 2012 Financial Results Highlights
•	Total revenue decreased 30% year-over-year to $3,005,000 from $4,322,000
•	Total software revenue decreased 25% to $2,532,000 from $3,368,000
•	Professional services revenue decreased 50% to $473,000 from $954,000
•	Net income was $44,000, compared to net income of $515,000 in the first six months of 2011

Management’s Comments

 “We are pleased to report we continue to win new customers and introduce new products that meet the current and emerging industry requirements. While we continued to invest in research and product development, we maintained profitability during this down period that has impacted all companies in the industry,” stated Bob Reback, Cimetrix president and CEO. “Software revenue increased on a sequential quarterly basis, while professional services revenue declined as a number of projects were completed. R&D spending for the quarter was 16% of total revenue and within the targeted range, although higher than the first quarter as we continued to deliver the latest in software control and automation software for the industry. Our semiconductor customers indicate continued softness in the third quarter, while the photovoltaic and HB-LED markets continue to remain down. We are projecting growth to resume in the fourth quarter and further strengthen in 2013.”

Second Quarter 2012 Highlights

•
Major new CIMControlFramework™ design wins. CIMControlFramework equipment automation software was selected for three new equipment design projects during the second quarter. While it typically takes one or more years to develop a new model of capital equipment, once the new model is launched in the marketplace, these design wins are expected to contribute to increased software runtime license revenue.

•
New CIMPortal™ version continues successful beta testing. We are continuing to test the beta release of the new CIMPortal 2.0 SDK. This new version, scheduled for release in Q3 2012, makes generating web services much easier, and also supports the ISMI/SEMATECH Freeze Version II (0710). In addition, this version will pass GLOBALFOUNDRIES acceptance tests as well as ISMI/SEMATECH’s Metadata Conformance Analyzer (MCA), both of which are critical for industry acceptance.

•
New ISMI/SEMATECH Projects. Cimetrix developed two new projects in conjunction with ISMI/SEMATECH: Fingerprinting and a Wait Time Waste Reference Implementation. In Fingerprinting, the concept is to define and execute models for monitoring tool component behavior. The Wait Time Waste project was initiated to develop metrics to measure time waste systematically, as well as defining the data collection and analysis methodology to apply these metrics.

Third Quarter 2012 Outlook

Commenting on the outlook for the third quarter and beyond, Mr. Reback continued, “Several leading semiconductor chip makers and equipment suppliers have already announced market slowdowns for the third quarter. Long term, industry analysts are projecting record equipment shipment levels for 2013, and we remain optimistic about our longer term growth initiatives.”

About Cimetrix Incorporated
Cimetrix (OTCQB: CMXX) develops and supports factory automation software products for the global semiconductor, photovoltaic, LED, and other electronics industries. Cimetrix factory connectivity software allows for rapid and reliable implementation of the SEMI SECS/GEM, GEM300, PV2, and EDA standards. Our flexible equipment control framework software is the latest technology that enables equipment suppliers to design and implement their supervisory control, material handling, operator interface, platform and process control, and automation requirements of manufacturing facilities. Cimetrix products can be found in virtually every 300mm semiconductor factory worldwide and include CIMControlFramework™, CIMConnect™, CIM300™, and CIMPortal™. The added value of Cimetrix passionate Support and Professional Services delivers an outstanding solution for precision equipment companies worldwide.

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI/SEMATECH) programs.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip and other electronics manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families,  technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

# # #

Company Contact	Investor Contact
Rob Schreck	Jordan Darrow
Cimetrix, Incorporated	Darrow Associates, Inc.
Phone: (801) 256-6500	Phone: (631) 367-1866
rob.schreck@cimetrix.com	jdarrow@darrowir.com

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2012	December 31,
ASSETS	(Unaudited)	2011
Current assets:
Cash and cash equivalents	$1,124,000	$871,000
Accounts receivable, net	687,000	944,000
Inventories	22,000	22,000
Prepaid expenses and other current assets	89,000	64,000
Total current assets	1,922,000	1,901,000

Property and equipment, net	106,000	122,000
Goodwill	64,000	64,000
Other assets	20,000	20,000

	$2,112,000	$2,107,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$156,000	$224,000
Accrued expenses	199,000	485,000
Deferred revenue	484,000	213,000
Total current liabilities	839,000	922,000

Total liabilities	839,000	922,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 45,474,256 and 45,234,256 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,645,000	33,601,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(32,327,000)	(32,371,000)
Total stockholders’ equity	1,273,000	1,185,000

	$2,112,000	$2,107,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Revenues:
New software licenses	$1,106,000	$1,483,000	$2,074,000	$2,931,000
Software license updates and product support	216,000	215,000	458,000	437,000
Total software revenues	1,322,000	1,698,000	2,532,000	3,368,000
Professional services	95,000	571,000	473,000	954,000

Total revenues	1,417,000	2,269,000	3,005,000	4,322,000

Operating costs and expenses:
Cost of revenues	569,000	957,000	1,313,000	1,781,000
Sales and marketing	239,000	279,000	510,000	552,000
Research and development	232,000	443,000	450,000	720,000
General and administrative	325,000	337,000	648,000	702,000
Depreciation and amortization	16,000	12,000	31,000	23,000

Total operating costs and expenses	1,381,000	2,028,000	2,952,000	3,778,000

Income from operations	36,000	241,000	53,000	544,000

Other income (expenses):
Interest income	-	1,000	-	2,000
Interest expense	(3,000)	(17,000)	(3,000)	(31,000)

Total other expenses, net	(3,000)	(16,000)	(3,000)	(29,000)

Income before income taxes	33,000	225,000	50,000	515,000

Provision for income taxes	4,000	-	6,000	-

Net income and comprehensive income	$29,000	$225,000	$44,000	$515,000

Net income per common share:
Basic	$0.00	$0.00	$0.00	$0.01
Diluted	$0.00	$0.00	$0.00	$0.01

Weighted average number of shares
outstanding:
Basic	45,722,000	45,196,000	45,710,000	45,107,000
Diluted	46,353,000	46,813,000	45,710,000	46,742,000